Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duke Realty Corporation:

We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Corporation of our report dated June 2, 2004, relating to the statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), which report appears in the December 31, 2003, annual report on Form 11-K of Duke 401(k) Plan.

/s/ KPMG LLP
Indianapolis, Indiana
June 27, 2004